

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2015

<u>Via E-mail</u>
Mrs. Badria Alhussin
President and Treasurer
Nimtech Corp.
str.100, Emirhan, 10/2, bld. A
Sanliurfa, Turkey

> **Re:** **Nimtech Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 18, 2015**
> **File No. 333-199438**

Dear Mrs. Alhussin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one of our letter dated December 22, 2014 in which you state that you have commenced operational activities, entered into additional commercial contracts, received orders and payments for products and have fulfilled such orders. Please reconcile such response with your disclosure throughout your registration statement and, in particular, your Plan of Operation, where there appears to be an absence of disclosure addressing the updates in your operations.

Risk Factors, page 5

2. We note your response to comment four of our letter dated December 22, 2014 and we reissue our comment. Please add a risk factor addressing the limits on Ms. Alhussin's obligation to provide services to your company.

<u>Our ability to sustain our operations is dependent on our ability. . ., page 6</u>

3.   We note your statement in this risk factor and throughout your registration statement that Mrs. Alhussin has no formal commitment to advance or loan funds to the company. Please reconcile such statement and similar statements throughout your registration statement with Exhibit 10.4 and your response letter dated March 18, 2015.

<u>Dilution, page 10</u>

4.   Please revise your calculation of net tangible book value after the offering to deduct the $7,000 of offering expenses and adjust and update your dilution calculations in the table on page 11 accordingly.

<u>Liquidity and Capital Resources, page 14</u>

5.   Please tell us if the $17,387 owed to Mrs. Alhussin as of January 31, 2015 relates to the $30,000 loan evidenced by Exhibit 10.4.

6.   We note your statement that your only source of cash is investments by others in your offering. Please reconcile such statement and similar statements in your registration statement with Exhibit 10.4, which covers a loan agreement with your principal.

You may contact Jenn Do at 202-551-3743 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott at 202-551-3570 or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: <u>Via E-Mail</u>
        Scott Olson, Esq.